Exhibit 23.1

RxCompoundStore.com, LLC. (The “Company” or “RxCompound”), is a Florida entity in the pharmaceutical compounding industry that was founded by physicians practicing functional medicine and longevity. RxCompound is a full-service pharmacy, which that has made strides in providing alternative forms of administrating medications. Currently licensed to dispense in 7 states including Florida, New York, New Jersey, Colorado, Rhode Island, Delaware, and Arizona compounded medications in the forms of creams, capsules, injectable, dissolvable hard tablets, troches, and gummies. The Company’s highly trained staff prepare the patient’s personalized prescription according to their specifications. Patient medications are only compounded after a prescription order has been received and after the patient has approved the cost.

The Company’s strategy has been to continue strengthening relationships with its current cliental that include individuals, wellness centers, doctors, OBGYNs, dermatologists, and med spas, while increasing its network of doctor and states to dispense to increase prescriptions. The company also fulfills its sister company, Peaks Curative, LLC., an asynchronous telemedicine company offering branded scripts currently in men’s health, ED. Part of its strategy is to increase its compounded medication offerings with injectables by obtaining a sterile compounding cleanroom. Once obtained, RxCompound will be a one stop shop with the capabilities on compounding all forms of prescribed medication.

Peaks Curative, LLC. (The “Company” or “Peaks”), is a Florida entity in the telemedicine referral website facilitating asynchronous consultations for branded compound medication facilitated through its sister company RxCompound. Customers can discreetly and conveniently order lifestyle medications offered through the secured Peaks developed website.

Currently positioned to prescribe to all 50 states utilizing Smart Doctors consultation services, but only able to fulfill prescriptions within the state of Florida and New York through RxCompound. The Company will be able to fulfill more states as RxCompound obtains dispensing licenses throughout the reaming non dispensing states. Members will be automatically enrolled into the Company’s Peaks Loyalty Program. As a member of the loyalty program, they will receive credit to cover the costs on their Peaks facilitated online doctor consultations. The Peaks membership enrollment will occur automatically once becoming a member and automatically renewed at the time of the prescription renewal order. At the time of the renewal order, credits will be applied to cover the Peaks facilitated online doctor consultation.

The Company’s strategy has been to launch the website within three phases to insure efficiency and compellability. The Company launched its first Phase, Phase I, in the month of June 2022, offering one product, Tadalafil in a gummy form within 3 different dosages and quantity offerings.

After months of feedback, successful orders and refills, the Company commenced Phase II website upgrade. Phase II will enhance customer experience as well as offering Tadalafil in the form of gummies and tablets (generic Cialis), and Sildenafil in the form of capsules and tablets (generic Viagra) all in three different dosages and quantity offerings. Achieving Phase II will position Peaks to compete head-to-head with Blue Chew.

Once Phase II has been completed, the Company plans to execute a marketing campaign within the RxCompound dispensing states to increase brand exposure and sales leading to Phase III. Phase III includes over the counter (“OTC”) (non-prescription) products such as supplements and topicals. The OTC products will be custom manufactured or through partnered companies under Peaks brand, offered worldwide. Achieving Phase III will position the Company to compete head-to-head with current industry leaders such as Hims Health and Get Roman.